UNIFIED SERIES TRUST
2960 N. Meridian Street, Suite 300
Indianapolis, IN  46208

July 1, 2011

VIA EDGAR

Linda B. Stirling, Esq.
Securities and Exchange Commission
Division of Investment Management
450 5th Street, NW, 5-6
Washington, DC 20549

Re:  Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Stirling:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests the acceleration of the effective date of Post Effective Amendment #189 to the Registration Statement of the above-referenced investment company, in respect of the Leeb Focus Fund and the Leeb Resources Fund, to Friday July 1, 2011 or as soon thereafter as practicable.

Sincerely yours,

UNIFIED SERIES TRUST

By:     /s/ Tara Pierson
Tara Pierson, Secretary